IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER
                    THE TAUBMAN COMPANY AND RELATED ENTITIES
                        EMPLOYEE RETIREMENT SAVINGS PLAN

                                                                January 31, 2003

To:  All Participants

From: The Administrative Committee of the Taubman Company and Related Entities Employee Retirement Savings Plan


1. You have previously received mailings from Vanguard about the pending tender offer made by Simon Property Acquisitions, Inc. (the "Offer") and how you may give Vanguard instructions on whether or not to tender the Taubman Centers, Inc. common stock (the "Taubman stock") held in your account under the Taubman Company and Related Entities Employee Retirement Savings Plan (the "Plan"). This notice provides you with details regarding the freeze of the Taubman stock fund under the Plan that will be necessary in order for Vanguard to process and implement participants' tender instructions in response to the Offer.

2. As a result of the need to process participant instructions about the Offer, you will be temporarily unable to (1) make exchanges into or out of the Taubman stock fund under the Plan, (2) take distributions of money invested in the Taubman stock fund, and (3) take loans of money invested in the Taubman stock fund. This period, during which you will be unable to exercise these rights otherwise available under the Plan, is called a "blackout period." Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

3. The blackout period for the Plan is expected to begin at 4 p.m. on February 11, 2003 and end during the week of February 16, 2003. These times may change if the Offer is extended. The blackout period will also be lifted promptly if the Offer is cancelled. We will notify you of any changes that affect the dates of the blackout period. In addition, you can confirm the status of the blackout period by speaking with a Vanguard Participant Services associate between 8:30 a.m. and 9:00 p.m. EST at 1-800-523-1188.

4. During the blackout period, you will be unable to make exchanges into or out of the Taubman stock fund, so you will not be able to direct or diversify any Taubman stock in which your plan account may be invested. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify the portion of your account that is invested in Taubman stock during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company (e.g., the Taubman stock fund), as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss

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during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

5. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. However, this requirement just became effective on January 26, 2003, and for blackout periods that begin before February 26, 2003, the 30-day requirement is not applicable. Accordingly, we are furnishing you this notice as promptly as possible after becoming aware that the blackout period would occur.

6. If you have any questions concerning this notice, you may contact Vanguard Participant Services at 1-800-523-1188.

REMEMBER THAT YOUR TENDER INSTRUCTIONS MUST BE RECEIVED BY 12:00 NOON EST ON TUESDAY, FEBRUARY 11, 2003, AND YOU MAY FAX YOUR TENDER INSTRUCTIONS TO VANGUARD WEEKDAYS BETWEEN 9:00 A.M. AND 5:00 P.M. EST AT 1-877-226-7171.